UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Translation of registrant’s name into English)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive, LLC

605 5th Avenue, Suite 300

Seattle, WA 98104

+1-206-408-4545

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒   Form 20-F ☐   Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Issuance of Press Release; Financial Statements

On May 10, 2023, DoubleDown Interactive Co., Ltd. (the “Company”) issued a press release announcing its unaudited financial results for the first quarter ended March 31, 2023, together with the unaudited consolidated financial statements of the Company for the same period.

A copy of the press release and the unaudited financial statements are being furnished in this report on Form 6-K as Exhibits 99.1 and 99.2, respectively, pursuant to General Instruction B to the Form 6-K, and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of the Company, dated May 10, 2023

99.2	Unaudited consolidated financial statements of the Company for the three months ended March 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.

Date: May 10, 2023

	By:	/s/ Joseph A. Sigrist
		Name:	Joseph A. Sigrist
		Title:	Chief Financial Officer